TERYL RESOURCES CORP.

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED MAY 31, 2004

Dated: April 26, 2005

ITEM 3.           CORPORATE STRUCTURE

3.1           Name, Address and Incorporation

Teryl Resources Corp. (the “Issuer”) was incorporated on May 23, 1980, as Candy Mountain Gold Corporation under a perpetual charter pursuant to the Company Act (British Columbia) by the registration of its Memorandum of Association and Articles of Association. On January 20, 1984, a special resolution was passed changing its name to Teryl Resources Corp.

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”), which is the statute under which we were previously governed. Under the BCA, we have two years within which to transition ("Transition") under the new statute. In accordance with the BCA, we cannot amend our Articles or Notice of Articles until the Transition to the BCA is completed. We filed a transition application with the Registrar of Companies British Columbia to transition to the BCA and completed the Transition on September 13, 2004.

On November 15, 2004, at the Annual General Meeting of shareholders, our shareholders passed a special resolution to delete and replace our Articles as they applied to the Former Act in their entirety for new articles under the BCA. Our Incorporation Number is BC0187279.

The Company’s corporate offices and its registered and records offices are located at 1103 – 11871 Horseshoe Way, Richmond, B.C. V7A 5H5.

3.2           Intercorporate Relationships

The Issuer owns interests in the following companies:

1.

a 100% interest in Argon Investment Corporation, a British Columbia company. Argon Investment Corporation holds 773 shares in the capital of KRS (1987) Financial Limited. Otherwise, the subsidiary is inactive;

2.	a 100% interest in Teryl, Inc., a Delaware company that owns and operates the Issuer’s Alaska mineral property interests and its interests in three oil and gas wells located in Texas; and

3.	a 40% interest in International Diamond Syndicate Ltd., a private British Columbia company that is currently inactive.

ITEM 4.           GENERAL DEVELOPMENT OF THE ISSUER'S BUSINESS

The Issuer's principal business during the last three years has been the acquisition, exploration and development of natural resource properties. The Issuer currently has mineral property interests in Alaska, and British Columbia. It also, through its subsidiary, Teryl, Inc., has oil and gas well interests in Texas. All of the Issuer's mineral properties are in the exploration stage.

4.1           Three-Year History

Gil Mineral Claims

The Gil Gold Project is located in the Fairbanks Mining District, Alaska. The Issuer owns a 20% interest in the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”) with Kinross owning the other 80%. The Gil claims are adjacent to the producing Fort Knox mine which is owned by Kinross, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton.

During fiscal 2002, 2003 and 2004, Fort Knox Venture through its operator Kinross Gold USA, Inc., completed exploration and development work on this property and expect to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $228,000 US in 2004, $101,000 US in 2003, and $53,340 US in the May 2002 year.

The 2002 drill program on the Gil joint venture tested portions of the North Gil and Main Gil deposits and the Sourdough Ridge anomaly on Teryl’s joint venture land. Several notable drill holes came from this 2002 drill program:

  North Gil encountered 15 feet of 0.095 ounces per ton at a depth of 65 feet from the surface.
  At Sourdough Ridge a hole intersected 15 feet of 0.49 ounces of gold per ton at a depth of 95 feet.
  An isolated drill hole on All Gold Creek located on the western end of the new scarn zone encountered a 15 foot interval of 0.228 ounces of gold per ton at a depth of 265 feet.

According to the Fairbanks Gold Mining, Inc., a wholly owned subsidiary of Kinross Gold Corporation, preliminary metallurgical testing of mineralization from the Main Gil deposit returned recoveries similar in many respects to the Fort Knox ore. Test results from the North Gil show recoveries decreasing with depth, but an average recovery on the order of 85 to 86 percent. The project location near the Fort Knox Mine and the favorable metallurgical results suggest the resources have the potential to be economic.

In April, 2003 the Company commenced the first phase exploration program. Drilling of the initial holes was directed primarily at the North Gil Gold Zone where a 35-foot section of over 1/3 ounce of gold per ton was intersected. In terms of grade and length, this was one of the best intersections drilled to date on the Gil Project. Three core holes totaling 1,150 feet and six RC holes were drilled totaling 2,260 feet. Also a 375-foot trench was excavated using a D-8 dozer.

In September, 2003 we completed the first phase drill program which served two purposes. Firstly, it increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model, and secondly, it extended the strike length of the Main Gil zone to almost 3,000 feet.

In November 2003, the Company and Kinross Gold Corp. increased the exploration program at the Fort Knox-Gil joint venture project in Alaska and commenced phase 2. Added to the original program of core and reverse circulation drilling, budgeted at US$750,000, are the project assessment studies, essential for the development of the Gil gold deposits.

Exploration at the Gil Project has defined two gold zones known as the Main and North deposits. The objective of the enhanced phase 2 program was to collect environmental baseline data, characterize the hydrology in the area of the Main Gil deposit, as well as conduct engineering studies for a haul road and other project-related construction activities.

Phase 2 drilling brought 2003 drilling totals to 27,590 feet of reverse circulation drilling in 127 holes and 8,917 feet of diamond core drilling in 31 holes. The best gold results were on Hole # GVR03-398, which intersected 135 feet of 0.087 opt gold including 85 feet of 0.121 opt gold.

Elsewhere on the Gil project, preliminary hydrology and engineering studies, resource database modeling and baseline environmental data continue to be gathered in accordance with revised phase 2 work plans.

The 2003 Gil Joint Venture exploration program began April 1st, 2003, and concluded December 31, 2003. The exploration program consisted of: 127 reverse circulation (RC) drill holes totaling 28,000 feet, 31 core holes totaling 8,917 feet, 4 trenches totaling 1,150 feet, and 358 rock samples collected for assaying. Additional work included geologic mapping, reclamation, surveying, and environmental monitoring.

The largest share of the exploration program was directed at increasing the level of confidence in the grade and continuity of mineralization at both the Main and North Gil deposits. This goal was accomplished by increasing the nominal drill density and targeting specific areas having complex geology with additional drilling and trenching. Drilling was successful in expanding mineralized boundaries in portions of both zones as well as identifying several high-grade quartz vein targets.

Exploration work also took place along Sourdough Ridge, the Intersection Area, which is where the Main Gil and North Gil trends intersect, and in the western portion of the Gil Joint Venture claim block near the Fort Knox Mine.

Sourdough Ridge fieldwork outlined two significant calc-silicate units that out crop on the surface for approximately 300 feet in a northeast-southwest trend and remains open to the northeast. In the Intersection Area drilling confirmed strong gold values located in trenching and outlined an east-west trend to the mineralization. One drill hole was collared in the western portion of the Gil Joint Venture block, but did not intersect significant mineralization. This area remains to be thoroughly investigated.

Intersection Area

The area east of the North Gil and northeast of the Main Gil, designated as the “Intersection Area”, is sparsely explored. Drilling results from 2002 and 2003 reveal scattered zones of high-grade gold mineralization that deserve further exploration. A total of 3,000 feet of drilling in conjunction with soil sampling and possible trenching is proposed to test this target.

Sourdough Ridge

The Sourdough Ridge target is located on the adjacent ridge east of the Main Gil. Drilling and trenching has outlined a mineralized trend that strikes northeast. Gold is primarily found in veins and shears hosted in calc-silicate rock, similar to that of the Main Gil. This prospect and several gold anomalies associated with calc-silicate units in the area have not been adequately drill tested. A 2,500-foot drilling program in conjunction with soil sampling and trenching is proposed to test this target.

2004 Gil Exploration Area

The 2004 Gil Exploration Area begins in the Last Chance Creek drainage and extends for five miles in a northeast direction to soil anomalies in the Lohr Creek drainage. Most exploration activities have focused in the Main Gil area, leaving a large portion under-explored.

During the 2004 first half of the exploration program, the Company’s JV partner, Kinross Gold, constructed approximately 40,000 feet of soil line and collected approximately 488 soil samples using auger drills. This work generated several new exploration targets in the Main Gil Area and along Sourdough Ridge. Field work focused on testing these targets through the use of trenching and reverse circulation drilling. Nine reverse circulation drill holes totaling 2,075 feet and three trenches totaling 1,500 feet were completed testing these targets.

In January 2005, we received a preliminary exploration summary for the Kinross/Teryl Gil Joint Venture program. The Gil Joint Venture exploration program consisted of geologic mapping, the excavating of four trenches totaling 1,020 feet, the drilling of 18 reverse circulation drill holes totaling 4,175 feet, and collecting of over 1,000 rock and soil samples for assays.

In April 2005, a Program and Budget was approved by Kinross Gold Corp. to move the Gil Joint Venture from the exploration to the development stage. The approved budget is US$793,800.

The budget summary estimated the following costs, in $USD: Permitting $520,000, Engineering $160,000, Data Folio $75,000, Airborne Geophysics $28,800, Reclamation $10,000.

The Joint Venture plans to initiate the process of permitting the Gil deposit once sufficient baseline data has been collected. Several state permits and approvals are required which will likely include a Plan of Operations, Solid

Waste Disposal Permit, Storm Water Discharge Multi-Sector General Permit for Industrial Activities or a NPDES Discharge Permit, 404 Wetlands Permit, a Reclamation and Closure Plan and a Monitoring Plan. The U.S. Army Corps of Engineers will complete an Environmental Assessment as required by NEPA.

Baseline studies needed include fugitive emissions, geochemistry, surface and groundwater hydrology, aquatic biota, wetlands delineation, cultural resource survey, socioeconomic analysis, and noise and visual impact studies. The cultural resources survey and wetland delineation were completed in 2004. Surface and ground water hydrology was initiated in 2000. The Environmental Assessment required under NEPA will drive the timeline, but permitting could be completed in 2006 provided there is no significant public opposition.

Engineering projects include deposit model, pit design, mine plan, access road design, geotechnical review for pit slope angles, and dewatering review of related test work.

Baseline studies for permitting Gil have been initiated in 2005 and will continue in 2006 as will the development of mine plans for the Gil property. Permitting and engineering activities are significant budgetary items this year. A properly cleaned, compiled, and interpreted digital database will be used to identify new targets and develop new target concepts, and will also have obvious value as Gil transitions from exploration to development.

A high resolution aeromagnetic and EM resistivity survey, the draped helicopter survey will be flown along 100 m spaced lines and at a 30 m ground clearance. Approximately 300 line kms of the 2,310 kms survey will be flown over the Gil Venture property. The purpose of the survey is to provide resolution of subtle magnetic texture like that associated with the Fort Knox deposit and to add resistivity as a complimentary data set. The objective is to produce a more detailed structural and lithologic base map of the Fort Knox Trend. This base will help focus other targeting activities and may identify targets for an immediate drill test on the Gil Joint Venture.

Westridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. It lies immediately north of the Fox Creek Property which was drill tested by Cypress Gold in 1995. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold. Fort Knox currently produces over 400,000 ounces of gold annually. The West Ridge Property is made of 53 State mining claims held by the Company. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed.

In 2000, Kinross completed an exploration program on the Westridge Claims. This was pursuant to the 1999 agreement which granted Kinross the option to acquire a 70% undivided interest in the 48 mineral claims located in the Dome Creek area of the Fairbanks District, Alaska known as the Westridge Claims. In order to earn a 70% interest in the project, Kinross was obligated to make cash payments to the Issuer totalling US$285,000 over five years, to make five annual advanced royalty payments of US$200,000 each and to expend a minimum of $1.5 million on exploration and development of the claims over five years.

Kinross dropped the option respecting the Westridge Claims at the end of 2001. Teryl, Inc. retains its 100% interest in the claims.

In June, 2003 a drill program on the Company’s 100% owned West Ridge Property was approved. The program commenced initially with auger drilling to define reverse circulation drill targets on the Western gold anomaly. This target is approximately 4000 feet by 3000 feet with gold-in-soil values up to 4.42 ppm and best gold values of 16.45 ppm from float in hand-dug holes. Gold on the Western anomaly is closely associated with high levels of arsenic and antimony, similar to mineralization found on Kinross Gold’s adjoining True North gold deposit located approximately 2 miles north.

In August, 2003 field exploration on the Company’s 100%-owned West Ridge property discovered a new gold zone with the same mineralization that hosts the gold deposits in the Fairbanks Mining District, Alaska, including the

Fort Knox gold mine, eight miles southeast. Exploration activity identified several highly prospective areas for future reverse circulation drill targets.

Rock and soil sampling was completed by the Company’s geological consultants, Avalon Development Corporation at the Old Glory prospect. In addition, a small close-spaced soil auger grid was placed over a trench area to try to determine the extent and trend of the mineralization. Rock samples consisted of quartz mica schist and medium grained diorite intrusive containing abundant sericite alteration associated with brown iron oxide after carbonate and reddish brown hematite after pyrite. Quartz veining ranged from fine chalcedonic veinlets to +2 cm milky white mesothermal veins with pitted pyrite and minor scorodite after arsenopyrite. Soil sampling results suggest a false bedrock layer of shingled barren quartz mica schist exists about 3 to 4 feet below surface. Once through this false bedrock, soil samples were taken as deep as 6 feet below surface and often contained abundant ocherous red-orange soil at the bedrock interface. Soil such as this is often associated with gold-bearing shear zones in the district.

In August, 2003, assays were received from the Phase I auger drilling and rock sampling program on the Old Glory gold zone of the Company’s 100% owned West Ridge Property. The highest rock sample assayed 0.29 ounces of gold per ton and the best results from the auger drilling samples assayed 1,155 ppb gold. Ten samples have values of 250 to 1,000 ppb and 43 samples have values of 100 to 250 ppb values in gold in the soil (see chart below). Gold values in excess of 100 ppb outline several significant gold deposits in the district, including Fort Knox, True North and Dolphin, suggesting the soil anomalies at the Old Glory zone may represent a significant new intrusive-related gold discovery. All rock and soil samples were analyzed at ALS Chemex.

Gold (ppb) in Rocks	Gold (ppb) in Soils
1,000 to 10,000 (2)	1,000 to 1,155 (1)
500 to 1,000 (1)	250 to 1,000 (10)
100 to 500 (5)	100 to 250 (43)
5 to 50 (27)	50 to 100 (35)
Below detection (10)	25 to 50 (25)
5 to 25 (25)
Below detection (1)

Soil sampling results suggest a false bedrock layer of shingled barren quartz mica schist exists about 3 to 4 feet below surface. Once through this false bedrock, soil samples were taken as deep as 6 feet below surface and often contained abundant ocherous red-orange soil at the bedrock interface. Soil such as this is often associated with gold-bearing shear zones in the Fairbanks Mining District.

According to Avalon Development Corporation, these anomalous values warrant additional exploration to define drill targets in search of an intrusive-related gold discovery.

In September, 2003 the phase 2 field exploration on the Company’s 100%-owned West Ridge property expanded the size of the gold discovery at the Old Glory prospect. In addition, field work confirmed the presence of eclogite-grade metamorphic rocks similar to those which host Kinross Gold’s 660,000 ounce True North gold deposit located two miles north of the West Ridge project.

Phase 2 rock and soil auger sampling was completed at the Old Glory prospect and expanded the extent of anomalous gold in rocks and soil to an area measuring 400 meters northeast-southwest by 200 meters northwest-southeast. Soil values in this grid range up to 1,155 parts per billion (1.16 grams per tonne) gold with 2,850 parts per million (ppm) arsenic and 200 ppm tungsten. Rock samples collected from old prospect pits and trenches within the soil grid returned values up to 10.0 grams (1/3 of an ounce) per tonne gold, 5,900 ppm arsenic and 144 ppm bismuth. Substantial mineralization is found where the northeast trending structure intersects the northwest-trending structure. Arsenic mimics gold to a large degree while tungsten and bismuth mineralization are less definitive.

Gold mineralization at Old Glory is associated with sericite alteration in a strong sodium depletion zone. Of significance is that mineralization appears to be controlled by the Eldorado fault, a major northeast-trending district-scale structure which bounds the 2.4 million ounce Ryan Lode gold deposit located 16 miles southwest and the 660,000 ounce True North gold mine, just 2 miles northeast. Along this same fault lies Teryl’s Black Dome prospect, State of Alaska lease recently acquired, another gold anomalous area discovered by summer field exploration. Rocks of similar character to True North are present at both the Old Glory and the Black Dome areas, which suggests a genetic link between both mineralized prospects.

In November, 2003 the third phase of auger drilling was completed and three trenches totaling 342 meters were completed on the newly discovered West Ridge gold zone. The Company’s geological consultants, Avalon Development, report that a series of shear zones were encountered in the trenches with widespread iron, arsenic and antimony oxides present. The shears strike northeast and north-northwest and are marked by fault gouge, breccia and shearing with quartz veins ranging up to 25 centimeters. The most promising rocks include intense red iron oxide after pyrite, yellow antimony oxide after stibnite and apple green arsenic oxide after arsenopyrite. Unaltered quartz veins containing jamesonite were discovered in a shear zone in Trench 1. Jamesonite is commonly present in high grade mineralization found elsewhere in the Fairbanks District. The rocks are pervasively sericite altered and at the southwest end of Trench 3 a granodiorite intrusive body was encountered which exhibits sericitic alteration similar to that seen in other intrusive-hosted gold systems in the region. The extent of this intrusive body is unknown at present.

Auger drilling on the Old Glory prospect has expanded the extent of anomalous gold in rocks and soil to an area measuring 500 meters northeast – southwest by 500 meters northwest – southeast. Soil values in this grid range up to 2,130 parts per billion (over 2 grams of gold per ton) and rock samples collected from the trenches returned values up to 10 grams (1/3 of an ounce per ton gold). Mineralization remains open to expansion to the northeast, southwest and northwest.

In December, 2003 the Company received results from Avalon Development Corp. on the trench geochemical results and ground geophysics recently completed on the Old Glory prospect on the Company’s 100% owned West Ridge claims in the Fairbanks District.

The most significant geochemical results from the three West Ridge trenches came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic (Table 1). Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values. This sort of silicate alteration is normally associated with albitization in and adjacent to gold-bearing intrusives in the Tintina Gold Belt of Alaska and the Yukon. This intrusive mass remains open to expansion to the west and south into an area of the previously completed soil auger grid where gold soil values are consistently anomalous (+50 ppb) and reach up to 1,000 ppb. This portion of the soil grid, measuring at least 100 meters north-south by 150 meters east-west, is defined by an amorphous gold-in-soil pattern similar to that seen in intrusive hosted gold occurrences elsewhere in the district. This portion of the grid also yielded grab rock samples which returned up to 10 grams per tonne gold from quartz-vein float, the highest grades recovered from the property to date.

Given the presence of well mineralized intrusives in Trench 3, the extent of anomalous gold in soils adjacent to it and the presence of higher grade gold in rock samples from this area, a larger intrusive mass may exist south of the Old Glory discovery zone. Geophysical evidence supports this and the following conclusions:

1.	Backhoe trenching has revealed the presence of northeast-trending mineralized shear zones at Old Glory. These shear zones correspond to linear gold – arsenic anomalies outlined by soil auger sampling.
2.	Backhoe trenching has revealed the presence of highly mineralized sericite altered intrusives which appear to underlie the southern end of the 2003 soil auger grid.
3.	Magnetics profiles appear capable of distinguishing between barren quartz mica schist and quartzite of the Fairbanks Schist from more magnetic rocks of the Chatanika Terrane.

4.	Magnetic profiles did not encounter enough intrusive rock to determine whether or not it could distinguish intrusives from Fairbanks Schist with any certainty.

Avalon Development Corp. recommended additional ground geophysics, trenching and drilling.

A follow-up magnetic survey was conducted January 26th, 2004. The survey was a southern extension to the earlier work based on prior trenching and soil sampling, and is an attempt to define the southern limits of the intrusive - hosted schist.

An amendment to Teryl’s existing exploration permit was approved by the Alaska Division of Mining, Land and Water Management for approval to drill up to 15 reverse circulation holes on the intrusive targets on the West Ridge.

In September 2004, we announced the discovery of a new zone of gold mineralization. Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003. Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

One of two areas selected for this work returned soil samples containing gold values ranging up to 848 ppb with elevated arsenic and antimony values. Gold, arsenic and antimony values were consistently higher in soil samples collected over granodiorite intrusive host rocks suggesting a possible genetic association between the intrusive rocks and gold mineralization. Rock samples collected from the same hand-dug pits where soil samples were collected returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). Gold was associated with anomalous arsenic and antimony and was hosted by iron oxide stained quartz-bearing intrusives and quartz-mica schist of the Fairbanks Schist. The extent of the mineralization is open to expansion beyond the areas sampled to date in 2004.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Blanks submitted with reconnaissance samples suggest no unusual or spurious geochemical results.

In November 2004, a total of 161 power auger soil samples were collected on a small grid over the southern part of the West Ridge claims adjacent to and within the ¼ mile square block of State Trust land leased to Teryl last year. In addition to the 161 auger samples, 14 shovel soil samples were collected in the same area as previous rock sampling which returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). The grid was extended to the south onto the northwestern edge of the Fox Creek claims in an attempt to see if mineralization on the two properties could be linked via soil samples. All samples were shipped to ALS Chemex Labs for gold plus multi-element suite analyses.

As reported by Curt Freeman, of Avalon Development Corp., of the 175 soil samples collected, 29 returned values greater than 100 parts per billion gold with the maximum value being 981 parts per billion. An additional 32 returned anomalous gold values ranging between 50 and 100 parts per billion. Anomalous gold was associated with elevated arsenic, antimony, lead, bismuth and tungsten. The presence of anomalous bismuth (to 15 ppm) and tungsten (to 370 ppm) in soils suggests that gold mineralization within the sample grid may be intrusive related, a similarity shared by several other intrusive-related gold systems the Fairbanks District.

Anomalous gold and pathfinder elements in the 2004 soil grid occur in four discrete areas of the grid and all four areas are open to expansion into lands owned and leased by Teryl. Additional soil auger work is recommended to identify drilling targets in this part of the property.

Black Dome

In July, 2003 we announced we had successfully negotiated a lease of 440 acres in the Fairbanks Mining District, Alaska from the State of Alaska, Mental Health Trust Land Office (TLO). The trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation. An exploration work program will be submitted for approval immediately to the Trust Land Office to locate drill targets on the newly acquired lease.

In consideration for the State of Alaska lease, a production royalty on the lease land is granted to the State of Alaska, Trust Land Office (TLO) as follows:

Price of Gold (per ounce)	Production Royalty
Below $300.00	2.5%
$300.01 - $350.00	3.0%
$350.01 - $400.00	3.5%
$400.01 - $450.00	4.0%
$450.01 - $500.00	4.5%
Above $500.00	5.0%

Additionally, Teryl will grant a 1% Net Smelter Return (NSR) on its 100% owned West Ridge property with first refusal to purchase the 1% NSR in the event that TLO decides to sell.

An exploration program started in August 2003 and was conducted by the Company’s geological consultants, Avalon Development Corp., who are focused on finding another True North-type gold discovery on the Black Dome area of Teryl’s recently acquired trust land. The Eldorado Fault cuts through the Black Dome, the same fault that bounds Kinross Gold’s True North gold deposit, approximately three miles northeast.

Avalon field crews sampled a newly discovered old trench at Black Dome, which contains rubble composed of black carbonaceous schist cut by numerous quartz-carbonate veinlets. Most of the carbonate has been altered to a soft brown-red oxide, similar to oxide ore at the True North. The trench will be cleared of debris to sample bedrock and determine gold values to locate drill targets.

Fish Creek Claims

The Fish Creek gold claims lie adjacent to the Gil Claims.

In March 2002, we entered into a joint venture agreement with Linux Gold Corp. whereby we acquired the option to purchase a 50% undivided interest, subject to a 5% royalty interest to a maximum of US$2,000,000, in 30 mineral claims located in the Fort Knox Mine area of the Fairbanks District, Alaska. We issued 200,000 shares to Linux Gold Corp. and must spend US$500,000 on property exploration over a three-year period. We may purchase Linux’s 5% royalty for US$500,000 within the first year of production on the claims. The joint venture agreement was subsequently amended allowing Linux to back-in for a 25% working interest after the $500,000 expenditure in lieu of the 5% royalty interest. On March 5, 2005, the joint venture agreement was extended to March 5, 2007. All other terms of the agreement remain the same.

In September, 2002 we received confirmation of an approved mining lease. The confirmation eliminated all past or future claim disputes. This mining lease clearly delineates our 30 claims, which were previously overstaked.

Our engineer has recommended to extend the Fish Creek claims previous line of forty auger drill holes and based on positive results follow up with additional reverse circulation and/or diamond drilling.

In March, 2003 our geologist consultant, Avalon Development Corp., completed the Fish Creek reverse circulation drilling program. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization. However, assays on the first phase of drilling on the Fish Creek claims, Alaska, have not revealed economic values on four out of the five hole reverse drilling program. Hole number five, however, intercepted 5 feet of 2.33 PPM gold between 45 – 50 feet from surface. The five-hole reverse circulation drill program was completed to test several magnetic anomalies for placer and lode gold values.

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations.

The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet.

In May 2003, we received reports that assays on the first phase of drilling on the Fish Creek claims, Alaska, have not revealed economic values on four out of the five hole reverse drilling program. Hole number five, however, intercepted 5 feet of 2.33 PPM gold between 45 – 50 feet from surface. The five-hole reverse circulation drill program was completed to test several magnetic anomalies for placer and lode gold values.

In July, 2004, the drilling permit was approved by the State of Alaska exploration division to drill up to 25 vertical eight inch diameter holes, on two lines, to explore the potential Fish Creek placer gold paystreak. Each line will be composed of 10 to 15 drill holes spaced 50 to 200 feet apart, and from 45 to 75 feet deep, to test two anomalies located last year by a magnetic survey. The survey located two anomalies indicative of a potential buried placer gold bearing channel, extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property.

On July 13, 2004, 20 auger holes were drilled on Odden Creek, near a suspected buried intrusive, to collect samples of the “C” soil horizon and underlying bedrock. The goal of this limited program was to identify soils anomalous in pathfinder elements indicative of precious metal lodes related to the Fort Knox intrusive-hosted, disseminated gold deposit and to identify drill targets for more detailed exploration. The Kinross Fort Knox deposit resulted in the discovery of 4 million ounces of gold at a grade of 0.03 opt (au).

Of the twenty holes completed, eleven reached the C-horizon and of these, eight penetrated the underlying bedrock: one in felsic intrusive, one in graphitic slate and the remainder in quartz muscovite schist. Four of the remaining holes terminated at the maximum 7 ½ feet without reaching the C-horizon and the other five encountered frozen soils at 2 feet below the surface.

Several clustered holes (04A001,-002 & -003) on the west side of Odden Creek, including the one penetrating the intrusive, are anomalous in silver, lead, arsenic, and bismuth. These are important indicator elements for the Fort Knox intrusive-hosted gold deposit. Additionally, the one hole (04A010) penetrating graphitic slate is anomalous in zinc, arsenic, iron, sulfur and tungsten, possibly indicating a sulfide deposit.

Drilling was completed on October 16, 2004. A total of 22 R/C holes were completed of which 20 were short holes to test the placer and lode targets and 2 holes were drilled to test a potential intrusive target.

In December 2004, a total of twenty 8-inch diameter RC placer holes – from 40 to 70 feet deep -- were completed and two 5.5 -inch diameter RC lode holes 200 and 205 feet deep were drilled to test an intrusive target. Alluvial placer gravels were generally sampled on intervals of five feet and concentrated with a Denver Goldsaver. Drill cuttings were directed from the drill string through the swivel-head into the Goldsaver via slurry hose for immediate concentration. Placer concentrates were carefully panned and all visible gold particles were extracted, dried, weighed, and saved for further analysis. Other heavy minerals found in each sample interval were also dried, weighed and saved for later analysis. The drill-concentrator system employed in this program does not permit accurate measurements of the sample volumes, therefore, sample grades are derived by dividing the recovered mass of placer gold by the volume of an ideal cylinder. Sample grades also incorporate a purity of 900 fine, which is based on historical production documented at placer mines upstream from the 2004 drilling program.

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reported that several lode targets were discovered during the placer program.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, our geologists have recommended that the Company drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

Fox Creek

In June, 2004, a mining lease for lode exploration and mining was successfully completed on the Fox Creek Claims. The Fox Creek Claims consist of eight contiguous unpatented state of Alaska mining claims, which are located 3 miles north of Fox, Alaska. These claims are adjacent to the Company’s 100% owned West Ridge property to the northwest. Teryl Resources Corp. recently completed a drill program on the West Ridge Claims. Significant gold intervals were found in Hole #4, which returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne (0.064 opt) (See news release dated April 28, 2004).

Regarding the Fox Creek Claims, one reverse circulation drill hole was drilled by Cyprus-Amax in 1995 to a depth of 255 feet along the schist-granite contact. A 30 foot zone from 65 to 95 feet averaged 0.03 opt AU (gold) and was associated with elevated molybdenum and high arsenic values. The bedrock geology exposed in outcrop and placer mining cuts reveal a gold mineralization system that shares characteristics with other gold mines in the Fairbanks Mining District, according to a brief report from Arne Bakke, Geologist, located in Fairbanks, Alaska. Teryl Resources Corp. paid US$10,000 upon signing the agreement, and the same is due on each anniversary date. The owner retains a three percent net smelter return. Teryl Resources Corp. has an option to purchase the three percent net smelter return for US$1,000,000 prior to the date of production, or US$1,500,000 after the production date.

In October, 2004, two grab samples taken from the intrusive contact at the Fox Creek claims returned values of 197 and 1,360 ppb (1.36 grams per tonne) gold. These samples are only 450 feet south of the West Ridge property, and a quarter of a mile from the recently reported hot gold samples on the West Ridge (see news release dated September 29, 2004). A $20,000 auger drilling program to sample the new gold zone commenced between the West Ridge property, and the potential Fox Creek intrusive discovery.

In June 2004 a significant drill intersection returned 35 feet grading 1.68 grams per ton gold (0.049 opt), including a 20 foot section that returned 2.2 grams gold per ton (0.064 opt). One reverse circulation drill hole was drilled by Cyprus-Amax in 1995 to a depth of 255 feet along the schist-granite contact. A 30 foot zone from 65 to 95 feet averaged 0.03 opt AU (gold) and was associated with elevated molybdenum and high arsenic values.

In December, 2004, we announced initial drill results from the 2004 exploration drilling at the Fox Creek prospect in the Fairbanks District, Alaska. Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. Assays from this hole returned gold (values up to 5 feet grading 216 ppb) but did contain anomalous arsenic maximum value of 785 ppm and sporadic anomalous molybdenum (maximum value of 79 ppm) and tungsten (maximum value 2,840 ppm). The highest tungsten and molybdenum values came from the bottom 50 feet of the hole suggesting possible intrusive-related mineralization at depth nearby.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments. Significant gold mineralization was encountered in two five-foot intervals: 1,300 ppb gold from 30 to 35 feet and 2,500 ppb gold from 180 to 185 feet. Both gold-bearing intervals were hosted in altered metasediments containing minor quartz veinlets. Elevated gold values were associated with anomalous arsenic (to 5,700 ppm), molybdenum (maximum value of 82 ppm) and tungsten (maximum value 40 ppm).

Combined with soil sampling results from the adjacent West Ridge property, the Phase 1 Fox Creek drilling results suggest the presence of intrusive related and/or intrusive hosted gold mineralization on the Fox Creek property. Additional soil auger sampling and possible ground geophysics are being planned prior to additional drilling in 2005.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Blanks submitted with drill samples suggest no unusual or spurious geochemical results.

4.2           Significant Acquisitions

The Company reports that there were no significant Acquisitions during the financial year from June 1, 2003 to May 31, 2004 and to date.

ITEM 5.           DESCRIBE THE BUSINESS

The Issuer's principal business is the acquisition, exploration and development of natural resource properties. The Issuer currently has mineral property interests in Alaska, and British Columbia. All of the Issuer's mineral properties are in the exploration stage.

The Issuer’s material and principal resource property interests as at the date of this AIF is a 20% undivided interest in the Gil Mineral Claims located in the Fairbanks Mining District, Alaska and a 100% interest in the West Ridge Claims located in the Fairbanks Mining District, Alaska and an option to earn a 50% interest in the Fish Creek Claims located in the Fairbanks Mining District, Alaska.

The following describes the business of the Company for the past three years.

GIL PROPERTY

Project Description and Location

The Issuer owns a 20% interest in the Gil Mineral Claims, which consist of 237 unpatented contiguous state mineral claims encompassing slightly less than 3,836.4 hectares located 32 kilometres northeast of Fairbanks, Alaska. Kinross Gold Corporation (“Kinross”) owns the other 80% of the claims and acts as operator of the project.

Kinross and the Issuer each contribute to annual exploration costs on an 80:20 ratio with net profits distributed in that same proportion in the event of production. The Issuer may opt to reduce its interest in the Gil Mineral Claims by choosing not to contribute its portion of the annual exploration expenditure. Its interest would then be reduced on a pro-rata basis utilizing the following formula:

                       $150,000
($600,000 + expenditure for the year)

At its sole option, Kinross may choose to carry the Issuer’s portion of expenditures in the form of an interest-bearing demand note, principal and interest to be added in the event of application of the reduction formula. Should the Issuer fail to contribute its share of the exploration costs or fail to honour the demand note within 30 days of formal request for payment, it would be considered in default. In a default situation, the Issuer’s interest would be reduced by double the amount normally applied by the reduction formula. In the event its interest is reduced below 10%, the Issuer’s interest would be converted to a 5% net profits interest with no further financial contributions required.

State mining claims in Alaska require a minimum annual work expenditure of $100 per claim prior to the first of September of each year. Unused expenditures may be carried forward and subsequently utilized in successive years to a total of five years from the year in which they were incurred. The claims have been maintained annually by Kinross who have sufficient expenditure reserve to apply for the next five years. Prior to production, Kinross will likely convert the claims to a mining lease or apply for a millsite permit, a procedure involving public hearings and an environmental impact study. In anticipation, the Issuer has legally surveyed the claims and has completed a series of six water wells for ground water monitoring purposes, already underway.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gil Mineral Claims may be accessed via Fairbanks, Alaska, by a combination of paved highway, improved gravel roads and three seasons, four-wheel drive dirt road. Road distance is 16 kilometres north of Fairbanks to Fox along the Steese highway, east along the Steese highway and the Fort Knox access road to the mine site (another 19 kilometres), east through the mine property to the water retention dam (18 kilometres) and the start of the Gil access road. An additional 9.6 kilometres along the Gil access road brings one to the area of drill-indicated resources and the principal site of current exploration activity. A number of four-wheeler trails provide additional access to this portion of the property.

The claims lie along a moderate northwestern facing slope of a northeastern ridge rising from the broad Fish Creek valley trending in the same direction. Vegetation consists of black spruce, birch, poplar, alder and tussock grass. The slope is broken by a number of short, northwestern flowing streams which form a series of gullies. Elevations range from 300 to 600 metres.

Snow generally falls on the property in late September or early October, remaining on the ground until mid to late May. The month of April is particular productive for drilling and moving heavy equipment over normally soft or swampy areas which remain frozen. Exploration work involving heavy equipment is generally suspended during the break up period extending from mid-April through the end of May and the freeze up interval through mid-October to early November.

Fairbanks is the main population and service centre in the area. The hamlet of Fox twenty kilometers west is residence to several dozen locals and provides a few facilities for food and gas. While the claim area is void of any buildings or other infrastructure, it does lie adjacent to the Kinross’ Fort Knox open pit gold mine, a 40,000 ton per day operation with 250 permanent employees.

History

In 1989, the Issuer acquired an option on the Gil Mineral Claims from Nerco Exploration Company whose exploration work on the property had consisted largely of surface magnetometer surveys. In 1991, the Issuer signed a joint venture and option agreement respecting the property with Fairbanks Gold Corp., which eventually became Kinross. Kinross earned an 80% interest in the Gil Mineral Claims from the Issuer by incurring exploration expenditures on the property of $600,000. During the past ten years, Kinross and its predecessors have conducted an integrated exploration program on the claims incurring total expenditures of between US$3,500,000 and US$4,000,000.

Geological Setting

Regional Geology

In regional terms, the Gil Mineral Claims are located within the Yukon-Tanana terrane, popularly labelled the Tintina Gold Belt. The lithologies are polymetamorphic and are approximately Precambrian to Upper Paleozoic in age. The protoliths are believed to have been primarily sedimentary, with lessor volcanic and plutonic origins. The rocks have undergone dynamothermal metamorphism; an early prograde amphibolite facies event and a later greenschist facies retrograde event. Using detailed fabric studies, four phases of penetrative deformation have been described. Radiometric ages of the Yukon-Tanana terrane indicated that a widespread regional metamorphic event occurred both in early Jurassic (about 180 Ma) and most recently during mid-Cretaceous time (105-125 Ma).

The Yukon-Tanana terrane is bound to the north by the Tintina fault and to the south by the Denali fault. Both faults are large scale right lateral strike-slip fault systems with numerous sympathetic northeast-southeast faults. The northeast trending faults display both left lateral strike-slip and dip-slip movements.

Intrusive rocks in the area are intermediate to felsic in composition. The Gilmore Dome intrusive rocks and related calc-silicate mineralization are dated at 86+/-3 Ma to 95+/-5 Ma. It is assumed that the other intrusive rocks of similar composition in the district have similar age. Tertiary tholeittic basaltic rocks are present in several localities in the district. These basalts tend to occur along northeasterly faults.

The Fairbanks district has produced approximately 7,500,000 ounces of placer gold since 1902. Prior to exploitation of the Fort Knox deposit, district lode production totalled only a few hundred thousand ounces, primarily from vein deposits within metamorphosed strata. This huge disparity between placer and lode production in terms of quantity suggests that sizeable source lode deposits remain to be found. Alternatively, the placer lode sources may have been largely eroded over the last 100 million years. Lode deposit types in the area include volcanogenic stratabound sulphides, intrusive hosted gold and silver, tungsten skarn, metamorphic-hosted gold-quartz-sulphide veins and stibnite veins.

Local Geology

The Gil property lies within the Tintina Gold Belts or Yukon-Tanana terrain, a region situated between Denali and Tintina faults, extending through Central Alaska into the Yukon. Extensive exploration within the belt over the past decade has increased gold resources by at least 23 million ounces from over ten different new deposits. In the Alaskan portion, an additional eight million ounces of placer gold has been taken since 1902, primarily from the Fairbanks district.

While Tintina gold deposits occur within a variety of rock hosts, form, alteration types, depth and temperature ranges, they feature many common characteristics as well as several unique differences. Though a plutonic association is common, deposits may be hosted within the plutons, within or exterior to the contact aureoles or within adjacent schists and sediments. Associated plutons fall within the 8 to 105 million-year range. They are granitic to granodioritic in composition, I-type intrusives, with lithophile affinities and low magnetic signatures (absence of magnetite, minor ilmenite). The magnetic fluids emanating from the plutons are seen to be responsible for the gold mineralization. Prospective intrusives are small in size, generally less than four square kilometres in surface area. Termed the Tombstone-Tungsten Magmatic Belt within the Yukon, this same suite of prospective plutonics extends for a distance of over 700 km across the Yukon, Alaska and into British Columbia.

Significant deposits within the Tintina Gold Belt include the Fort Knox (4 million ounces in sheeted veins within granodiorite), Brewery Creet (970,000 ounce disseminations and veins within monzonite dykes and metasiliciclastics), Dublin Gulch (1.5 million ounces in sheeted veins within granodiorite), Pogo (5.6 million ounces in high temperature/low level ductile sub-horizontal quartz veins within gneisses), Donlin Creek (13 million ounces in high level hypabyssal sedimentary hosted dyke swarms), True North (1.3 million ounces in a medasediment host, disseminated shear/replacement) and Shotgun (979,000 ounces in rhyolite porphyry and adjacent sediments).

Property Geology

The Gil Mineral Claims are primarily underlain by the Fairbanks Schist, a Proterozoic to Lower Cambrian formation derived largely from sedimentary rocks that have been converted into muscovite-quartz schist and macaceous quartzite. In certain areas the Fairbanks Schist contains a metamorphic sub-unit of volcanic provenance called the Cleary Sequence. The Cleary Sequence is present within the central portion of the claims trending northeasterly in a narrow band to the Slippery Creek area where it becomes the host formation for the Main Gil as well as the North Gil zones.

The southwestern portion of the Gil Mineral Claims, about three kilometres south of the Fort Knox pit, in underlain by part of the Gilmore Dome, a quart monzonitic to granitic pluton which is probably the mother intrusive to the small stock hosting gold mineralization within the production pit. The location of additional intrusive rock has become a significant sub-goal of the Fairbanks Gold exploration programme. Indications of a possible intrusive rock in the headwater area of Slippery Creek are suggested by the presence of a gravity high outlined in a previous survey as well as petrographic studies indicating a causative heat source in that direction.

Within the area of the Gil zones, the Fairbanks Gold geological staff have subdivided the mixed metamorphic, sedimentary and volcanic package into at least ten separate units which is not an easy task given the scarcity of outcrop and the highly faulted, segmented complex nature of the property.

Strata strikes N65E dipping to the northwest variably from 35 to 70 degrees. Faults and shears in the Gil claim block strike predominantly northwest or northeast, as indicated by trenching, drilling, ground based magnetometer surveys, and ground based radiometric surveys. A ground based gravity survey in 1999 exposed east to west and northeast trending structures that were previously unknown. Faults are often coincident with gold mineralization and commonly contain duly clay gouge, crushed quartz, calcite veining and/or quartz veining, and can be intensely limonitically stained.

Exploration

The following is a summary of exploration work that Kinross and the Issuer have conducted on the Gil Mineral Claims since 1992:

In 1993, a road was built to facilitate exploration. In 1992 and 1993, soil samples were collected along with a NanoTEM induced current resistivity survey with the information being used to compile a geologic map and locate gold anomalies. A drill program consisting of four core holes, totalling 909 feet, was conducted on a gold anomaly. Low-grade gold mineralization was discovered in all four holes.

From 1994 to 1997, Kinross expanded the existing Gil Mineral Claims soil grid to the southwest by a total of 110,000 linear feet, carried out a magnetometer survey over the grid expansion totalling 80,500 lineal feet and conducted three reverse circulation drill programs consisting of 38 holes, totalling about 11,000 feet. Gold mineralization in these holes was low with the silicate layer containing moderate gold grades with a northeast strike length of 1,000 feet, dipping to the northwest. True thickness of the layer was shown to be about 70 feet.

In 1998, the majority of Kinross’ exploration work was performed on the eastern portion of the Gil Mineral Claims and included about 64,000 feet of soil grid expansion, the collection of 260 soil samples, a reverse circulation program consisting of 29 holes totalling 10,004 feet and a core drill program consisting of four holes totalling 3,238 feet. Eight trenches were excavated, mapped and sampled. The Main Gil gold bearing horizon was extended to 2,500 feet in strike length. Trench assays confirmed the nature of gold distribution indicated by reverse circulation drilling. A new soil anomaly, designated as the North Gil, was drilled by reverse circulation and core rigs. Four of five holes encountered significant mineralization at depths less than 425 feet.

In 1999, Kinross’ exploration program consisted of 14,800 feet of grid expansion, the collection of 88 soil samples, a geophysical survey measuring 266 gravity data points and an upgrade of the primary road access. Drilling consisted of a nine hole, 4,038 foot reverse circulation program and a five hole, 3,119 foot core drill program. A total of 90 soil samples were collected in the eastern portion of the property and submitted an assay. The interpretation of gravity data outlined several possible exploration targets. A large gravity low at the head of Slippery Creek and in the drainage of All Gold Creek suggests the presence of an intrusive. A projection derived from gravity data indicates the continuation of the calc-silicate rocks to the east of Slippery Creek.

In 2000, the Issuer and Kinross focussed on drilling the Mail Gil and North Gil mineralized zones located within the Gil property. The exploration drill program consisted of 95 reverse circulation drill holes totalling 29,785 feet and 33 core holes totalling 15,761 feet. In addition to the exploration drilling, six water wells were drilled to collect ground water data. Fieldwork also included geologic mapping, soil sampling, surveying, trenching, water well maintenance and upgrading, environmental monitoring and reclamation. Drilling extended the Main Gil calc-silicate layer to the east by 800 feet for a total of 3,300 feet in strike length. The mineralized zone was shown to have a true thickness of 21 metres between 50 to 70 degrees. Drilling to the north with both core and reverse circulation drilling confirmed the continuity and grade of gold mineralization to depths in excess of 500 feet.

Drill data in the eastern portion of the Main Gil zone revealed that the calc-silicate layer had a steeper dip, about 70 degrees to the northwest. Drill data also indicated that the upper 50 to 100 feet of this layer was displaced due to shearing. The North Gil mineralized zone was enlarged to an area about 1,000 feet long by 500 feet wide and appeared to be open in all directions except to the north. Results indicated a general northeast southwest to east-west trend to the gold mineralization. Soil sampling taken in 2000 revealed or expanded several possible target areas for further exploration.

The Issuer and Kinross completed an exploration program along the eastern portion of the Main Gil zone and on the central part of the North Gil zone in 2001. The exploration program consisted of 11 reverse circulation drill holes totalling 3,035 feet, one core hole totalling 350 feet, nine trenches totalling 3,840 feet and 1,484 rock samples. Additional work included surveying, metallurgical studies, road maintenance and environmental monitoring.

Significant gold mineralization associated with an amphibolite/calc-silicate unit was initially discovered by trenching and was followed by outcrops for 140 feet. Steeply dipping gold bearing quartz veins and quartz-carbonate-amphibole veins trending in an east-west orientation were found crosscutting the unit. These veins are narrow with a frequency of one to five per five-foot interval. One drill hole targeted this unit and encountered significant gold mineralization to a depth of 175 feet.

Additional trenching was completed on the Main Gil and Sourdough Ridge. Excavation, sampling and mapping were performed on five trenches totalling 1,900 feet in the Gil Project area and two additional trenches were excavated 2,500 feet east of the Main Gil zone. The Sourdough Ridge area has widespread gold, bismuth and arsenic soil anomalies. Assay reports indicate strong gold mineralization (up to 0.5 opt gold) in east-west striking high angle veins and fracture fillings.

The 2001 Gil Joint Venture exploration program began January 30th and concluded July 13th. The majority of this year’s work was located directly east of the Main Gil Zone, along Sourdough Ridge. Fieldwork focused on testing and expanding gold-in-soil anomalies. Other areas of work included the eastern portion of the Main Gil Zone and the central North Gil Zone. A limited amount of work also occurred in an area located between these two zones. Petrographic and microprobe analysis was performed on rock samples to better understand mineralization events and the thermal history of the area.

The exploration consisted of 11 reverse-circulation (RVC) drill holes totalling 3,035 feet, 1 core hole totalling 350 feet, 9 trenches totalling 3,840 feet, and 1,485 rock samples collected for assaying. Additional work included surveying, metallurgical studies, and environmental monitoring.

Fieldwork along Sourdough Ridge identified two amphibolite/calc-silicate units with significant gold mineralization that warrant further testing. Exploration efforts along strike in the eastern margin of the Main Gil Zone identified discontinuous gold mineralization associated with quartz veins and shears in quartz-mica schist. Two out of four holes drilled in the North Gil intercepted significant gold mineralization. Ore zones located in the central portion of the North Gil appear to show good correlation with adjacent holes. Trenching between the North Gil and Main Gil Zones outlined a calc-silicate layer approximately 60 feet wide that warrants additional work. Geothermometry research shows increasing temperatures of mineral formation toward upper Slippery Creek. This could indicate the presence of a causative pluton and represents a good target for the 2002 exploration season.

The 2002 drill program on the Gil joint venture tested portions of the North Gil and Main Gil deposits and the Sourdough Ridge anomaly on Teryl’s joint venture land. Several notable drill holes came from this 2002 drill program:

  North Gil encountered 15 feet of 0.095 ounces per ton at a depth of 65 feet from the surface.
  At Sourdough Ridge a hole intersected 15 feet of 0.49 ounces of gold per ton at a depth of 95 feet.
  An isolated drill hole on All Gold Creek located on the western end of the new scarn zone encountered a 15 foot interval of 0.228 ounces of gold per ton at a depth of 265 feet.

The first phase of the 2003 drill program served two purposes. Firstly it increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model, and secondly, it has extended the strike length of the Main Gil zone to almost 3,000 feet.

Following is a summary of the 2003 Phase 2 Exploration Program for the Gil Project including estimated costs:

  Additional core and reverse circulation drilling to more fully define the limits and magnitude of gold mineralization at the Main Gils deposit and other targets. This phase including assaying, geologic services, access road and drill pad construction, and reclamation of surface disturbance, is estimated at US750,000;

  A cultural resources survey to determine the presence (or absence) of historical artifacts in the project area. This phase of work is estimated to cost US$81,000;

  Wetlands delineation and a Threatened and Endangered Species surveys are estimated to cost US$26,000;

  Costs under a State of Alaska Reimbursable Services Agreement for project-related activities are estimated to be US$23,000;

  Detailed digital topography, suitable for engineering studies and design, for the area of the mineral deposits are estimated to be US$20,000;

  Access and haul road design activities and construction cost estimates, US$75,000;

  Preliminary hydrologic studies and construction of a piezometer network are estimated to cost US$50,000; and

  Drilling of a production (water) well to characterize the nature and volume of ground water in the vicinity of the Main Gil deposit, US$50,000.

Phase 2 drilling has been completed bringing 2003 drilling totals to 27,590 feet of reverse circulation drilling in 127 holes and 8,917 feet of diamond core drilling in 31 holes. The best gold results were on Hole # GVR03-398, which intersected 135 feet of 0.087 opt gold including 85 feet of 0.121 opt gold.

A follow-up magnetic survey was conducted January 26th, 2004. The survey was a southern extension to the earlier work based on prior trenching and soil sampling, and is an attempt to define the southern limits of the intrusive - hosted schist.

An amendment to Teryl’s existing exploration permit was approved by the Alaska Division of Mining, Land and Water Management for approval to drill up to 15 reverse circulation holes on the intrusive targets on the West Ridge.

In September 2004, we announced the discovery of a new zone of gold mineralization. Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003. Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

One of two areas selected for this work returned soil samples containing gold values ranging up to 848 ppb with elevated arsenic and antimony values. Gold, arsenic and antimony values were consistently higher in soil samples collected over granodiorite intrusive host rocks suggesting a possible genetic association between the intrusive rocks and gold mineralization. Rock samples collected from the same hand-dug pits where soil samples were collected returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). Gold was associated with anomalous arsenic and antimony and was hosted by iron oxide stained quartz-bearing intrusives and quartz-mica schist of the Fairbanks Schist. The extent of the mineralization is open to expansion beyond the areas sampled to date in 2004.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Blanks submitted with reconnaissance samples suggest no unusual or spurious geochemical results.

In November 2004, a total of 161 power auger soil samples were collected on a small grid over the southern part of the West Ridge claims adjacent to and within the ¼ mile square block of State Trust land leased to Teryl last year. In addition to the 161 auger samples, 14 shovel soil samples were collected in the same area as previous rock sampling which returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). The grid was extended to the south onto the northwestern edge of the Fox Creek claims in an attempt to see if mineralization on the two properties could be linked via soil samples. All samples were shipped to ALS Chemex Labs for gold plus multi-element suite analyses.

As reported by Curt Freeman, of Avalon Development Corp., of the 175 soil samples collected, 29 returned values greater than 100 parts per billion gold with the maximum value being 981 parts per billion. An additional 32 returned anomalous gold values ranging between 50 and 100 parts per billion. Anomalous gold was associated with elevated arsenic, antimony, lead, bismuth and tungsten. The presence of anomalous bismuth (to 15 ppm) and tungsten (to 370 ppm) in soils suggests that gold mineralization within the sample grid may be intrusive related, a similarity shared by several other intrusive-related gold systems the Fairbanks District.

Anomalous gold and pathfinder elements in the 2004 soil grid occur in four discrete areas of the grid and all four areas are open to expansion into lands owned and leased by Teryl. Additional soil auger work is recommended to identify drilling targets in this part of the property.

Mineralization

Gold mineralization is contained within two distinct zones designated the Main Gil and the North Gil, the latter situated 366 metres north of the former. A third zone showing potential, the Sourdough Ridge zone, occurs some 790 metres further east and is in the early stages of exploration.

To date, the Main Gil zone has been extensively drill tested over a minimal strike distance of 1,006 metres to 152 metre depths. Gold values occurs within a calc-silicate horizon approximately 21 metres thick striking N60E, dipping between 45 and 70 degrees NW. Indicated resource is calculated to be 10,700,000 tons at 0.04 opt gold.

The host calc-silicate horizon is described as a biotite-pyroxenite-actinolite-quartz-calcite schist derived from finely laminated mafic volcanic tuff or impure marl of amphibolite metamorphic grade. While favourable as a gold-bearing host, the presence of secondary quartz stockworking, veining and/or faulting/fracturing is vital for elevated gold values. Veining varies in character but falls into two broad gold bearing categories: a) discrete white quartz veins up to 1 inch in width; and b) later discrete thinner quartz-carbonate veins with or without actinolite/pyroxenite. Both sets dip steeply and both are preceded by apparently barren quartz-feldspar veins and are cut by later calcite veins.

The presence of abundant pyroxenite and secondary iron rich actinolite are necessary for high gold values. The latter minerals form as dark green fibrous mats sub-parallel to foliation and are seen as retrograde replacement products of hornblende and pyroxene. Fine-grained biotite is also found in close association. The characteristic dark green colour of the assemblage is frequently used as an exploration guide for elevated gold values. Gold deposition is not only caused by system cooling of the aqueous siliceous solutions but also the replacement of pyroxene by Fe-rich ilmenite and ilmenite by rutile. This process liberates ferrous iron, the oxidation of which destabilized the Au(HS)2 complex.

The released iron is then free to form pyrite or pyrrhotite, thus lowering the fugacity of sulphur in the fluid, which also destabilizes the gold complex. Sulphides include pyrrhotite and pyrite while oxides are ilmenite and rutile. Magnetic, molybdenite and chalcopyrite are rarely seen.

The North Gil zone exhibits a slightly different character in that elevated gold values are entirely associated with quartz veining. A lesser preference is seen for host units as the veins occur within quartz-mica schists, the felsic schists (slightly favoured) and/or calcareous biotite-chlorite-quartz schist. Sulphide contents of less than 1% consist of pyrite and/or calcite veins. Veins are generally less than two inches wide, dip from 45 degrees to vertically and consist primarily of white quartz or quartz-calcite with or without actinolite/pyroxenite. Overall zone dimensions are in order of 1,000 by 500 feet and have been tested to 1,000-foot depths where grades remain strong. The zone remains open along strike, both to the east and the west.

More persistent gold values are found a) when quartz veining occurs within the felsic schist or the interlayered felsic schist; b) when quartz veins occur in or near contacts between lithologies; c) in and around the margins of shear zones; and d) among areas of increased carbonate rock (calcite veins and/or marble).

A third area receiving increased exploration attention is the Sourdough Ridge Zone. Four reverse circulation drillholes have returned values of mineable grade material while an additional two contain significant values. Two types of gold bearing veins occur within the calc-silicate units and mica schists, namely quartz-carbonate-amphibole and quartz veins. They tend to be narrow, striking in an east-westerly direction with near vertical dips. Positive exploration results in this zone imply a doubling of the previously known mineralized strike length with a corresponding increase in the resource tonnage.

Drilling

Kinross had initially utilized an auger drill in its exploration on the Gil Mineral Claims. Auger drill depths generally range from two to 60 feet with the average in the eight to 20 foot range. Cuttings are assayed using a one assay ton fire assay and a 34 element ICP package.

The core from diamond drilling is generally HQ sized with occasional NQ where reduction is dictated by faulted ground. The core is logged, photographed and a sample taken for reference approximately every ten feet. The remaining core is submitted in five-foot intervals for gold assay using a one assay ton fire assay with AA finish.

As reverse circulation drilling is used for grade evaluation in a low-grade gold environment, great care is employed in the sampling procedure. Holes are sampled on continuous intervals of five feet with a quarter split retained as a sample. A Jones splitter mounted directly below the cyclone is used when drilling dry while a rotary wet splitter is used when drilling wet.

Sampling, Analysis and Security of Samples

Samples are analysed by one assay ton with an AA finish. Duplicates of each 10th, 30th, 50th, 70th, 90th sample, and so on, are sent to the primary lab under different numbers while duplicates of each 20th, 40th, 60th, 80th, 100th, etc., sample are sent to another lab. On every 40th sample, the primary lab does a recheck at their own facility while every 80th is sent to an outside lab. A duplicate sample at the end of every logging page, every 100 feet, is taken at the drill and sent to the primary lab. Chemex Labs, and more recently Bondar-Klegg, have carried out the bulk of Issuer’s analyses over the decade.

In addition, an experienced gold panner employed at the rig takes a gold pan full of cuttings at each five foot interval. The cuttings are panned and the concentrate examined for gold colours, the presence and type of sulphides and, should suspected tungsten minerals occur, these are placed under an ultraviolet light for examination. Everything is recorded along with the details of the lithology. Samplers and loggers are discouraged from wearing jewellery during work.

Mineral Resources and Mineral Reserve Estimates

Kinross has cited a drill indicated resource figure for the Gil Mineral Claims of 10,700,000 short tons averaging 0.04 opt, containing 433,000 ounces of gold. This was calculated by polygonal methods utilizing cross sections and includes only the Main Gil zone. At present, the numbers indicated would not be viewed as hard mineable reserves. A typical section is characterized by narrowish higher grade zones up to 0.6 opt gold interspersed with relatively wide, fairly barren portions. An open cast operation dictates that all the rock within a given bloc be taken. Lack of a visual cut off reinforces the need for an all-inclusive mode of mining, which is a tricky reserve calculation situation.

Metallurgical testing on the Main Gil zone has proven positive. Preliminary tests indicate that material from the Main Gil is easier to beneficiate than the Fort Knox ore. Indicated recoveries are in excess of 90% for the Main Gil and 79% for the North Gil. The positive recovery aspects of the Gil resource further enhance its eventual placement into the “ore” category. In a negative sense, the geometry of the Main Gil zone suggests a fairly high stripping ratio, possibly in the order of 6:1, overall to a 500-foot depth. With Fort Knox gold’s low cost mining capability, this should not prove an insurmountable factor.

Drilling at the Main Gil has indicated consistent, somewhat strataform mineralization over a strike length of 2,500 feet. The zone has been drilled to depths of 500 feet. Thickness is an average of 75 feet. At an average dip of 65 degrees and a specific gravity of 2.5, such a zone would contain a resource of 10,795,500 short tons.

The Main Gil is characterized by narrow, relatively high grades zones with intervening zones of low grade to barren rock. The lacking of any obvious stratigraphic control adds to the difficulty of a resource calculation, however, the presence of the Main Gil pit one thousand feet to the south, means that the cost to exploit the adjoining North Gil zone would be minimal.

Since the dimension of the North Gil, as indicated by drilling, is in the order of 1,000 feet by 500 feet, the zone should eventually provide a significant addition to the total resources of the Gil property. Gold grades over narrow intervals are spectacular in places of the 0.40 opt range. Overall, they would appear to equal the Main Gil or be slightly higher.

The presence of the currently producing Fort Knox mine facility six miles to the southwest vastly enhances the economics of any deposit within trucking distance. The experience of the Fort Knox/Kinross/Fairbanks Gold management group in successfully procuring mining or millsite permits, as well as dealing with the mining related environmental issues and public hearings in the Fairbanks area, suggests that any application tendered by the organization will receive preferential and expedient treatment.

Mining Operations

Currently, there are no mining operations conducted on the Gil Mineral Claims.

Exploration and Development

The first phase of the 2003 Gil Mineral Claims exploration program had two purposes. Firstly it increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model, and secondly, it has extended the strike length of the Main Gil zone to almost 3,000 feet. Phase 2 drilling brought 2003 drilling totals to 27,590 feet of reverse circulation drilling in 127 holes and 8,917 feet of diamond core drilling in 31 holes. The best gold results were on Hole # GVR03-398, which intersected 135 feet of 0.087 opt gold including 85 feet of 0.121 opt gold.

The goal of the 2004 Gil Exploration Program was to identify gold targets that could significantly increase the potential resource of the claim block. Field work began on June 21, 2004 and took place in the central and eastern portions of the claim area. This included the Main Gil Area, Sourdough Ridge, Intrusive Ridge, All Gold Ridge and Too Much Gold Ridge. Exploration activities consisted of geologic mapping, 1,020 feet of trenching, 18 reverse circulation drill holes totaling 4,175 feet, and the collection of over 1000 rock and soil samples for gold assay. Initial fieldwork outlined eight gold targets that warranted further exploration. Drilling in the final portion of the exploration season tested five of the eight targets.

In April 2005, a Program and Budget was approved by Kinross Gold Corp. to move the Gil Joint Venture from the exploration to the development stage. The approved budget is US$793,800.

The budget summary estimated the following costs, in $USD: Permitting $520,000, Engineering $160,000, Data Folio $75,000, Airborne Geophysics $28,800, Reclamation $10,000.

The Joint Venture plans to initiate the process of permitting the Gil deposit once sufficient baseline data has been collected. Several state permits and approvals are required which will likely include a Plan of Operations, Solid Waste Disposal Permit, Storm Water Discharge Multi-Sector General Permit for Industrial Activities or a NPDES Discharge Permit, 404 Wetlands Permit, a Reclamation and Closure Plan and a Monitoring Plan. The U.S. Army Corps of Engineers will complete an Environmental Assessment as required by NEPA.

Baseline studies needed include fugitive emissions, geochemistry, surface and groundwater hydrology, aquatic biota, wetlands delineation, cultural resource survey, socioeconomic analysis, and noise and visual impact studies. The cultural resources survey and wetland delineation were completed in 2004. Surface and ground water hydrology was initiated in 2000. The Environmental Assessment required under NEPA will drive the timeline, but permitting could be completed in 2006 provided there is no significant public opposition.

Engineering projects include deposit model, pit design, mine plan, access road design, geotechnical review for pit slope angles, and dewatering review of related test work.

Baseline studies for permitting Gil have been initiated in 2005 and will continue in 2006 as will the development of mine plans for the Gil property. Permitting and engineering activities are significant budgetary items this year. A properly cleaned, compiled, and interpreted digital database will be used to identify new targets and develop new target concepts, and will also have obvious value as Gil transitions from exploration to development.

A high resolution aeromagnetic and EM resistivity survey, the draped helicopter survey will be flown along 100 m spaced lines and at a 30 m ground clearance. Approximately 300 line kms of the 2,310 kms survey will be flown over the Gil Venture property. The purpose of the survey is to provide resolution of subtle magnetic texture like that associated with the Fort Knox deposit and to add resistivity as a complimentary data set. The objective is to produce a more detailed structural and lithologic base map of the Fort Knox Trend. This base will help focus other targeting activities and may identify targets for an immediate drill test on the Gil Joint Venture.

WEST RIDGE PROPERTY

Description and Location

The Issuer owns a 100% interest in the West Ridge Property, which consists of 53 mineral claims located in the Dome Creek area of the Fairbanks District, Alaska known as the Westridge Claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. It lies immediately north of the Fox Creek Property which was drill tested by Cypress Gold in 1995. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold. Fort Knox has produced over 400,000 ounces of gold annually. The West Ridge Property is made of 53 State mining claims held by the Company.

The claims lie along a moderate northwestern facing slope of a northeastern ridge rising from the broad Fish Creek valley trending in the same direction. Vegetation consists of black spruce, birch, poplar, alder and tussock grass. The slope is broken by a number of short, northwestern flowing streams which form a series of gullies. Elevations range from 300 to 600 metres.

Snow generally falls on the property in late September or early October, remaining on the ground until mid to late May. The month of April is particular productive for drilling and moving heavy equipment over normally soft or swampy areas which remain frozen. Exploration work involving heavy equipment is generally suspended during the break up period extending from mid-April through the end of May and the freeze up interval through mid-October to early November.

Fairbanks is the main population and service centre in the area. The hamlet of Fox twenty kilometers west is residence to several dozen locals and provides a few facilities for food and gas. While the claim area is void of any buildings or other infrastructure, it does lie adjacent to the Kinross’ Fort Knox open pit gold mine, a 40,000 ton per day operation with 250 permanent employees.

History

The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed.

In 2000, Kinross completed an exploration program on the Westridge Claims. This was pursuant to the 1999 agreement which granted Kinross the option to acquire a 70% undivided interest in the 48 mineral claims located in the Dome Creek area of the Fairbanks District, Alaska known as the Westridge Claims. In order to earn a 70% interest in the project, Kinross was obligated to make cash payments to the Issuer totalling US$285,000 over five years, to make five annual advanced royalty payments of US$200,000 each and to expend a minimum of $1.5 million on exploration and development of the claims over five years.

The 2000 exploration program consisted of drill testing the large altered zone that extends from the Diorite Claims on Pedro Dome, across the northern part of Kinross’ Steamboat Creek property and onto the eastern part of the Westridge Claims. Two main gold-in-soil anomalies were defined on the Westridge Claims. The western anomaly had the highest gold value in soil samples of 4.42 parts per million (“ppm”) and samples from rock chips hap up to 16.45 ppm gold. The east anomaly soil samples had up to 1.64 ppm gold. The drill program showed that the near surface portion of the altered and mineralised Dome Fault did not contain economic gold values.

Kinross dropped the option respecting the Westridge Claims at the end of 2001. Teryl, Inc. retains its 100% interest in the claims.

Geophysical and geochemical work completed in 2003 resulted in a gold bearing zone which was drilled in early 2004.

In September 2004, we discovered a new zone of gold mineralization. Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003. Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

As reported by Curt Freeman, of Avalon Development Corp., of the 175 soil samples collected, 29 returned values greater than 100 parts per billion gold with the maximum value being 981 parts per billion. An additional 32 returned anomalous gold values ranging between 50 and 100 parts per billion. Anomalous gold was associated with elevated arsenic, antimony, lead, bismuth and tungsten. The presence of anomalous bismuth (to 15 ppm) and tungsten (to 370 ppm) in soils suggests that gold mineralization within the sample grid may be intrusive related, a similarity shared by several other intrusive-related gold systems the Fairbanks District.

Anomalous gold and pathfinder elements in the 2004 soil grid occur in four discrete areas of the grid and all four areas are open to expansion into lands owned and leased by Teryl. Additional soil auger work is recommended to identify drilling targets in this part of the property.

Geological Setting

The West Ridge Claims lie across a north-northeast-trending anticlinal axis along which the Late Cretaceous/Early Tertiary granodiorite/quartz monzonite Pedro Dome Stock has been intruded. The country rock is made up of schists and quartzites of the Proterozoic Fairbanks Schist. In places these rocks exhibit metavolcanic textures, and they are believed to be part of the previously recongnized Cleary Sequence. The schist and granodiorite are sub by fine-grained felsic dikes which are evidenced by float across the property. In hand samples, the felsite has an indistinct, sericitic groundmass with scattered 2- to 3-mm feldspar and quartz phenocrysts, and spotty to pervasive limonite staining. At several locations the felsite is cut by vuggy, clear to smoky gold-bearing quartz veins which average 2 mm in width. Where present, these veins are abundant, with vein densities of up to two veins per inch. Several felsite samples were cut by rare, milky quartz veins up to 5 mm wide.

Broken schist/quartzite with strong limonite staining occurs at numerous sample locations on the western part of the grid. At one location, gold-bearing quartz veins were found broken, iron-stained schist along with the veined felsite described above. It is believed that this broken, rusty rock represents faults which cross the property along a northeast trend.

Samples of granodiorite collected by the Company from along the stock/schist contact displayed limonite staining and scattered quartz veinlets. No significant gold values were found in these samples.

Geochemistry

The Company has established north-south gridlines over the entire property. The lines, with 50-foot stations, are spaced 400 feet apart, and total approximately 26 line-miles. Two gold-in-soil anomalies were outlined. The “east”

anomaly lies in the eastern part of the claim block and is a continuation of the “Northwest” anomaly at the Steamboat Creek Property. The “West” anomaly lies on the northwest-trending ridge in the north-central portion of the claim block.

In 1998, Kinross resampled the area approximately 800 feet by 900 feet over the western part of the soil grid and confirmed the anomaly which Teryl Resources had outlined (West anomaly).

The Company’s soil sampling program utilized a hand-held, power auger, therefore geochemical results from areas of frozen ground or deep loess were considered to be unreliable. In 1999, Kinross conducted a Bombardier auger, soil-sample program to retest portions of the property grid, with emphasis on areas of potentially frozen ground and/or thick loess cover. Another objective was to better define the distribution of rock types within the property.

Gold. Two main gold-in-soil anomalies have been defined on the West Ridge Property. The West anomaly lies astride the northwest-trending ridge between Dome Creek and Moose Creek. This broad anomaly is approximately 4,000 feel NW-SE by 3,000 feet NE-SW. Gold-in-soil values in the 0.X-ppm range occur throughout this area. The highest gold value in a soil sample collected by Kinross was 4.42 ppm. Anomalous gold values are accompanied by elevated arsenic values, with >200-ppm arsenic values common. There are no bedrock exposures in the area examined, so rock-chip samples were collected from surface rubble along an old powerline right-of-way which crosses the property, and from float found in hand-dug holes. The best gold values (up to 16.45 ppm) were found in samples of broken, limonite-stained quartzite and felsite. On the ridge between Moose Creek No. 1 and Moose Creek No. 2, about 2,000 feet to the southwest of the West anomaly, there is another area with anomalous gold values. This anomaly may possibly be on trend with the West anomaly, however, the intervening value of Moose Creek No. 2 makes sampling difficult between the two areas.

The East anomaly lies in the eastern part of the property and is continuous with the gold-in-soil anomaly in the northwestern part of the Steamboat Creek Property. The southwest end of this anomaly is comprised of scatter anomalous soil-sample values; the highest was 1.64 ppm Au. This anomaly is closely associated with the Pedro Dome Pluton and the Dome Fault, and extends along a northeast trend for 7,000 feet.

There is a weak gold anomaly in the saddle area between the heads of Moose Creek No. 2 and Seattle Creek. The highest gold value in soil was 0.96 ppm.

Arsenic. Arsenic values form a pattern similar to that of gold values. Generally, the higher arsenic values accompany higher gold values, though not with a 1:1 correlation. Values of 500 ppm, or higher are fairly common. The highest arsenic-in-soil value (4350 ppm) is from the soil sample with the highest gold value (4.42 ppm).

Antimony. Antimony values follow a pattern similar to the gold and arsenic mineralization, with values of 20 ppm, or greater, very common. The highest antimony values (up to 1483 ppm) generally occur with elevated levels of gold and arsenic.

Ground Geophysics

Ground magnetic and VLF surveys were completed over the 3 West Ridge trenches in late November, 2003. These surveys correlate well with multi-element geochemistry and geologic mapping. Poorly mineralized quartzites and quartz mica schists generally have a flat, low magnetic response. Rocks of possible Chatanika Terrane origin returned a markedly higher magnetic response. Intrusive rocks display a flat low magnetic response in trench 3 but comprise only a small portion of the surveyed line making it difficult to determine whether or not the signature has reached a plateau or will continue to fall to a level which will allow mineralized intrusive and barren quartzite to be distinguishable on magnetic profiles.

Drilling and Exploration and Development

The Company completed a small drill program in 1999. A fence of five holes was drilled along the old powerline right-of-way to test the West anomaly. Four of the holes were angled either to the northwest, or to the southeast, in an attempt to cross suspected northeast-trending, high-angle, mineralised structures. The 1999 drill program failed to define continuous zones of economic gold mineralization, suggesting the presence of a number of small gold-bearing fractures.

In 2000, Kinross completed an exploration program on the Westridge Claims. This was pursuant to the 1999 agreement which granted Kinross the option to acquire a 70% undivided interest in the 53 mineral claims located in the Dome Creek area of the Fairbanks District, Alaska known as the Westridge Claims. In order to earn a 70% interest in the project, Kinross was obligated to make cash payments to the Issuer totalling US$285,000 over five years, to make five annual advanced royalty payments of US$200,000 each and to expend a minimum of $1.5 million on exploration and development of the claims over five years.

The 2000 exploration program consisted of drill testing the large altered zone that extends from the Diorite Claims on Pedro Dome, across the northern part of Kinross’ Steamboat Creek property and onto the eastern part of the Westridge Claims. Two main gold-in-soil anomalies were defined on the Westridge Claims. The western anomaly had the highest gold value in soil samples of 4.42 parts per million (“ppm”) and samples from rock chips hap up to 16.45 ppm gold. The east anomaly soil samples had up to 1.64 ppm gold. The drill program showed that the near surface portion of the altered and mineralised Dome Fault did not contain economic gold values.

During 2003, the most significant geochemical results from the three West Ridge trenches came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic. Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values. This sort of silicate alteration is normally associated with albitization in and adjacent to gold-bearing intrusives in the Tintina Gold Belt of Alaska and the Yukon. This intrusive mass remains open to expansion to the west and south into an area of the previously completed soil auger grid where gold soil values are consistently anomalous (+50 ppb) and reach up to 1,000 ppb. This portion of the soil grid, measuring at least 100 meters north-south by 150 meters east-west, is defined by an amorphous gold-in-soil pattern similar to that seen in intrusive hosted gold occurrences elsewhere in the district. This portion of the grid also yielded grab rock samples which returned up to 10 grams per tonne gold from quartz-vein float, the highest grades recovered from the property to date.

A follow-up magnetic survey was conducted January 26th, 2004. The survey was a southern extension to the earlier work based on prior trenching and soil sampling, and is an attempt to define the southern limits of the intrusive - hosted schist.

In September 2004, we announced the discovery of a new zone of gold mineralization. Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003. Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

One of two areas selected for this work returned soil samples containing gold values ranging up to 848 ppb with elevated arsenic and antimony values. Gold, arsenic and antimony values were consistently higher in soil samples collected over granodiorite intrusive host rocks suggesting a possible genetic association between the intrusive rocks and gold mineralization. Rock samples collected from the same hand-dug pits where soil samples were collected returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). Gold was associated with anomalous arsenic and antimony and was hosted by iron oxide stained quartz-bearing intrusives and quartz-mica schist of the Fairbanks Schist. The extent of the mineralization is open to expansion beyond the areas sampled to date in 2004.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Blanks submitted with reconnaissance samples suggest no unusual or spurious geochemical results.

In November 2004, a total of 161 power auger soil samples were collected on a small grid over the southern part of the West Ridge claims adjacent to and within the ¼ mile square block of State Trust land leased to Teryl last year. In addition to the 161 auger samples, 14 shovel soil samples were collected in the same area as previous rock sampling which returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). The grid was extended to the south onto the northwestern edge of the Fox Creek claims in an attempt to see if mineralization on the two properties could be linked via soil samples. All samples were shipped to ALS Chemex Labs for gold plus multi-element suite analyses.

As reported by Curt Freeman, of Avalon Development Corp., of the 175 soil samples collected, 29 returned values greater than 100 parts per billion gold with the maximum value being 981 parts per billion. An additional 32 returned anomalous gold values ranging between 50 and 100 parts per billion. Anomalous gold was associated with elevated arsenic, antimony, lead, bismuth and tungsten. The presence of anomalous bismuth (to 15 ppm) and tungsten (to 370 ppm) in soils suggests that gold mineralization within the sample grid may be intrusive related, a similarity shared by several other intrusive-related gold systems the Fairbanks District.

Anomalous gold and pathfinder elements in the 2004 soil grid occur in four discrete areas of the grid and all four areas are open to expansion into lands owned and leased by Teryl. Additional soil auger work is recommended to identify drilling targets in this part of the property.

Trenching

Geochemical results from the three West Ridge trenches have been received and results are presented in file names WR03Trnc.xls. Results indicate the presence of widespread elevated gold, arsenic and antimony with sporadic but lower level anomalous lead, molybdenum, bismuth and tungsten (see file WRTrench.jpg). Host rocks consist of quartz mica schist, quartzite, felsic intrusives and breccia zones containing one or more of these rock types. Multi-element graphs of these trenches are presented in file name WRTr03.ppt and clearly show a strong shear zone at about 70 meters in Trench 1 which separates quartzite and quartz mica schists of the Fairbanks Schist with low level gold and pathfinder levels on the west from more elevated gold and pathfinder levels to the east. Host rocks east of this structure contain elevated levels of Mg, K, Ba, Ca, Ba, Sr, and V and appear to be composed of host rocks with compositions similar to eclogitic rocks of the Chatanika Terrane, an allochthonous terrane which hosts the True North deposit to the northwest but which has never been identified as being present on the West Ridge claims. The shear at the 70 meter mark returned grab samples with values up to 2.12 grams per tonne gold and 5,280 ppm arsenic and strikes to the northeast. This shear probably is responsible for the northeast-trending gold-in-soil anomaly outlined previously by auger sampling. The extension of this shear into Trench 2 did not yield significant gold mineralization but did correspond to a 10-meter section of the trench with anomalous gold, arsenic and antimony mineralization.

The most significant intervals encountered in trenching came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic (Table 1). This intrusive did not contain anomalous Pd, Ag, Sb, Bi or W. Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values. This sort of silicate alteration is normally associated with albitization in and adjacent to gold-bearing intrusives in the Tintina Gold Belt of Alaska and the Yukon. This intrusive mass remains open to expansion to the west and south into an area of the previously completed soil auger grid where gold soil values are consistently anomalous (+50 ppb) and reach up to 1,000 ppb. This portion of the soil grid, measuring at least 100 meters north-south by 150 meters east-west, is defined by an amorphous gold-in-soil pattern similar to that seen in intrusive hosted gold occurrences elsewhere in the district. This portion of the grid also grab rock samples which returned up to 10 grams per tonne gold from quartz-vein float, the highest grades recovered from the property to date.

Mining Operations

Currently, there are no mining operations conducted on the West Ridge Mineral Claims.

ITEM 6.           DIVIDENDS

The Issuer has no fixed dividend policy and has not paid dividends since its incorporation. The Issuer anticipates that its cash resources will be used to undertake exploration and development of its mineral properties and related expenses for the foreseeable future.

ITEM 7.           DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of 100,000,000 common shares (voting) with no par value, and 5,000,000 Preferred shares (non-voting).

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. To the date of this AIF, no Preferred Shares have been issued.

ITEM 8.           MARKET FOR SECURITIES

8.1           Trading Price and Volume

The Issuer's common shares trade on the TSX Venture Exchange under the symbol “TRC”.

The following table shows the high and low prices and trading volume of our stock traded on the TSX Venture Exchange during the most recent twelve months, for each month as follows:

Month	High ($)	Low ($)	Volume
April 2005 (April 25/05)	$0.45	$0.235
March 2005	0.475	0.19	35,301,055
February 2005	0.43	0.30	835,233
January 2005	0.415	0.30	677,658
December 2004	0.45	0.34	565,720
November 2004	0.50	0.34	428,114
October 2004	0.54	0.43	516,250
September 2004	0.55	0.345	456,133
August 2004	0.43	0.30	287,892
July 2004	0.38	0.30	291,238
June 2004	0.48	0.32	268,485
May 2004	0.475	0.30	321,150
April 2004	0.59	0.38	612,919
March 2004	0.71	0.44	1,138,290

8.2           Prior Sales

The Company has a class of Preferred shares that is outstanding but not listed or quoted on a marketplace. To the date of this AIF, no Preferred Shares have been issued.

ITEM 9.           ESCROWED SECURITIES

The Company has no escrowed securities.

ITEM 10.           DIRECTORS AND OFFICERS

10.1           Name, Occupation and Security Holdings

The names, province and country of residence of each of the directors and executive officers of the Issuer, the date from which each has acted as a director or officer of the Issuer and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Position With Issuer	Date From Which Each Has Been a Director or Officer (2)	Number and Percentage of Securities Held
John Robertson Richmond, B.C., Canada President, Secretary and Director	1982	1,750,546 Common Shares
Jennifer Lorette (1) Richmond, B.C., Canada Director	1997	112,800 Common Shares
Susanne Robertson (1) Richmond, B.C., Canada CFO and Director	1990	5,799,983 Common Shares (3)
Monique Van Oord (1) North Vancouver, B.C., Canada Director	2002	25,000 Common Shares

(1)	Indicates member of the Issuer's audit committee.

(2)

Each director of the Issuer holds office until the next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company and the Business Corporations Act (British Columbia), or unless he or she becomes disqualified to act as a director.

(3)	Of the 5,799,983 common shares held by Susanne Robertson, 5,108,883 common shares are registered in the name of SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

Principal Occupation During the Past Five Years

John Robertson. President of the Issuer since 1982; President and Director of Reg Technologies, Inc., a TSX Venture Exchange trading company involved in the development of a rotary engine and related devices, since 1984; President and Director of Linux Gold Corp., a BC Company reporting in the U.S. involved in the natural resource development, since 1979; President and Director of IAS Communications, Inc., a U.S. reporting company involved in the development of antenna technology; President and Director of Information Highway.com, Inc., an inactive U.S. reporting company.

Jennifer Lorette. Vice President and Director of the Issuer since 1997; Vice-President and Director of Reg Technologies, Inc.; Vice-President and Director of Linux Gold Corp; Director of IAS Communications, Inc.

Susanne Robertson. Director of the Issuer since 1990; Principal of SMR Investments, Ltd., a private business and financial consulting company, since 1979; Director of Linux Gold Corp, a BC company reporting in the US and Canada involved in the development of computer software, since 1984.

Monique van Oord. Director of the Issuer since January 2003. Director of Linux Gold Corp. since February 2004, Administrator for several public and private companies from 2002 to date; Counsellor with Magdeline Society between 2001 and 2002; Accounts Manager with Information Highway between 1999 and 2000.

Directors and officers of the Issuer beneficially own, directly or indirectly, or exercise control or direction over 7,688,329 common shares, which is approximately 22.1% of the 34,777,688 common shares in the capital stock of the Issuer issued and outstanding as at the date of this AIF.

10.2           Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

No director, officer or major shareholder of the Issuer is, or within the 10 years prior to the date of this AIF has been, a director, officer or promoter of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more that 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

No director, officer or major shareholder of the Issuer has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory, has entered into a settlement agreement with a Canadian securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body.

Personal Bankruptcies

No director, officer or major shareholder of the Issuer, or a personal holding company of any such persons has, within the previous 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

10.3           Conflicts of Interest

Certain of the directors, officers, promoters and other members of management of the Issuer serve as directors, officers, promoters and members of management of other companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Issuer and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

In March 2002, the Issuer entered into an agreement with Linux Gold Corp. whereby the Issuer acquired the option to purchase a 50% undivided interest, subject to a 5% royalty interest to a maximum of US$2,000,000, in 30 mineral claims located in the Fort Knox Mine area of the Fairbanks District, Alaska. The agreement was extended on March 5, 2005 until March 5, 2007. The Issuer’s President, John G. Robertson is President and a director of Linux Gold Corp. As well, Jennifer Lorette, a director of the Issuer, is Vice-President and a director of Linux Gold Corp., and

Susanne Robertson and Monique van Oord (also CFO of the Company), both directors of the Issuer, are also each a director of Linux Gold Corp.

ITEM 11.           LEGAL PROCEEDINGS

To the best of the knowledge of our Officers and Directors, neither the Company nor any of our Officers and Directors are parties to any material legal proceeding or litigation. Further, our Officers and Directors know of no threatened or contemplated legal proceedings or litigation. To the best of the knowledge of our Officers and Directors, no investigations are either pending or threatened at the present time.

ITEM 12.           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In March 2002, the Issuer entered into an agreement with Linux Gold Corp. whereby the Issuer acquired the option to purchase a 50% undivided interest, subject to a 5% royalty interest to a maximum of US$2,000,000, in 30 mineral claims located in the Fort Knox Mine area of the Fairbanks District, Alaska. The agreement was extended on March 5, 2005 until March 5, 2007. The Issuer’s President, John G. Robertson is President and a director of Linux Gold Corp. As well, Jennifer Lorette, a director of the Issuer, is Vice-President and a director of Linux Gold Corp., and Susanne Robertson and Monique van Oord (also CFO of the Company), both directors of the Issuer, are also each a director of Linux Gold Corp.

Other than disclosed above, there was no material interest, direct or indirect, of directors and officers of the Company, any shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transactions since the commencement of the Company's last completed fiscal year end in any proposed transaction which has materially affected or would materially affect the Company.

ITEM 13.           TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada is the transfer agent and registrar for the common shares of the Company at its principal offices in Vancouver, British Columbia.

ITEM 14.           MATERIAL CONTRACTS

There have been no material contracts entered into other than in the ordinary course of business.

ITEM 15.           INTERESTS OF EXPERTS

Mr. Curt Freeman has prepared the Technical Report for the Gil Property, the West Ridge project, and the Fish Creek property. He is a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978), and also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

Mr. Freeman is a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada. From 1980 to the present he has been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

Mr. Freeman does not hold registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of its associates or affiliates.

ITEM 16.           ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the Company’s information circular for its most recent annual meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.